SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 11, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Form 51-102F6 Revised Statement of Executive Compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   August 11, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

FORM 51-102F6

REVISED STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board of Directors (the “Board”) of Tanzanian Royalty Exploration Corporation (the “Company”).  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.  The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.  The Audit and Compensation Committee meet to discuss salary matters as required.  Its recommendations are reached primarily by comparison of the remuneration paid by the Company with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Company. No consultant or advisor has been retained by the Company to assist in determining compensation.

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion.  The Company’s executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

Base salaries for all employees of the Company are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience together with the Company’s pay scale and any market information obtained are considered in determining base compensation levels.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company.  The Company awards equity based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee.  Previous awards of such equity compensation are taken into account when considering new grants.  The Company does not currently have an incentive stock option plan and none is contemplated.

Implementation of a new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Company’s Board.  The Company’s equity compensation plans are discussed in more detail below, under the sub-headings, “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

We are required, under applicable securities legislation in Canada to disclose to our shareholders details of compensation paid to our named executive officers (a “named executive officer” or “NEO”).  A named executive officer of the Company as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

(a)

the Company’s chief executive officer (“CEO”);

(b)

the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Company has five (5) NEOs for the fiscal year ended August 31, 2010:  James E. Sinclair, CEO of the Company; Regina Kuo-Lee, CFO of the Company; Joseph Kahama, President of the Company; Riaan Van der Westhuizen, Senior Vice President of the Company; and Peter Zizhou, Exploration Manager of the Company.

In this document, unless otherwise specified, $ refers to Canadian dollars.

The following tables set forth particulars concerning the compensation of the named executive officers for the Company’s last three fiscal years ended August 31, 2010:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compensation ($)	Total compensation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
James Sinclair, CEO	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, CFO	2010 2009 2008	90,000 90,000 90,000	$25,000(3) Nil Nil	4,500 4,500 4,500	None None None	None None None	None None None	7,500 7,500 7,500	127,000 102,000 102,000
Joseph Kahama,(7) President	2010 2009 2008	75,240(2) 56,540 46,564	$168,750(3) (5) (6)* $25,000(4) Nil	Nil Nil Nil	None None None	None None None	None None None	Nil Nil Nil	243,990 81,540 46,564
Riaan van der Westhuizen, Senior Vice President	2010 2009 2008	191,032(1)(2) 199,935(1) 160,792(1)	$31,250(3) Nil $25,000(4)	9,129 9,480 7,023	None None None	None None None	None None None	Nil 5,670 500	231,411 215,085 193,315
Peter Zizhou, Exploration Manager	2010	159,631(1)(2)	Nil	12,720	None	None	None	Nil	172,351

(1)  Includes taxes paid in Tanzania and statutory deductions.

(2)  USD exchange = 1.045.

(3) Valued at $5.58 per RSU granted on April 26, 2007.

(4) Valued at $7.18 per RSU granted on April 11, 2006.

(5) Valued at $5.54 per RSU granted on May 20, 2008.

(6) Valued at $3.84 per RSU granted on May 27, 2009.

* Total is combination of 5600 RSUs at $5.58 per RSU, 12,410 RSUs at $5.54 per RSU and 17,903 RSUs at $3.84 per RSU.

(7)  For information relating to compensation for serving as a member of the Board, please see the discussion under “Restricted Stock Unit Plan” and the narrative under “Director Compensation”.

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”.  Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be.  The grant date fair value of RSUs is based on the closing price of the Company’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant.  All Employee Share Ownership Plan (“ESOP”) share purchases are at market prices at the time of each monthly purchase, through the facilities of the TSX using registered representatives.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below for more information.

For the past three financial years, the Company’s CEO voluntarily chose to forego compensation for services rendered as CEO and a member of the Board, and has also elected not to participate in the Company’s share based award programs.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards					Share-based Awards
Name		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
James Sinclair, CEO	2010 2009 2008	None	Nil	Not applicable	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Regina Kuo-Lee, CFO	2010 2009 2008	None	None	Not applicable	47,500 40,000 40,000	10,128 10,416 7,220	47,500 40,000 40,000
Joseph Kahama, President	2010 2009 2008	None	None	Not applicable	89,515 Nil Nil	19,086 Nil Nil	89,515 Nil Nil
Riaan van der Westhuizen, Senior Vice President	2010 2009 2008	None	None	Not applicable	50,000 34,375 34,375	10,661 8,952 6,205	50,000 34,375 34,375
Peter Zizhou	2010	None	None	Not applicable	41,090	8,761	41,090

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Sinclair, CEO	None	Nil	None
Regina Kuo-Lee, CFO	None	25,000	None
Joseph Kahama, President	None	168,750	None
Riaan van der Westhuizen, Senior Vice President	None	31,250	None

Long Term Incentive Plan Awards to NEOs

The Company has made long-term incentive plan awards during the fiscal year ended August 31, 2010 to NEOs of the Company.  See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of RSUs.  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010, the Board resolved to suspend 1,800,000 common shares of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the agreement between the Company and the recipient governing the award.  The Board implemented the RSU Plan under which employees and directors are compensated for their services to the Company.  See “Director Compensation.”

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2010:

Name	Date of Grant	No. of RSUs(1)	Cash Compensation Election	Vesting Period(2)	Expiration Date
Norman Betts	June 2, 2010	17,981	Nil	1 year	June 2, 2011
Anton Esterhuizen	June 2, 2010	17,200	Nil	1 year	June 2, 2011
William Harvey	June 2, 2010	17,200	Nil	1 year	June 2, 2011
Joseph Kahama	June 2, 2010	19,086	N/A	3 years	June 2, 2013
Marek Kreczmer(3)	June 2, 2010	11,295	$26,090	1 year	Expired
Regina Kuo-Lee	June 2, 2010	10,128	N/A	3 years	June 2, 2013
Rosalind Morrow	June 2, 2010	15,636	Nil	3 years	June 2, 2013
Ulrich Rath	June 2, 2010	17,200	Nil	1 year	June 2, 2011
Riaan Van der Westhuizen	June 2, 2010	10,661	N/A	3 years	June 2, 2013
Peter Zizhou	June 2, 2010	8,761	N/A	3 years	June 2, 2013
RSUs granted to directors and executive officers as a group: 145,148

(1)

Valued at $4.69 per RSU.

(2)

Subject to the conditions of the RSU Plan with respect to earlier vesting.

(3)

Marek Kreczmer resigned as Director effective November 9, 2010 and accordingly his entitlement to 11,295 RSUs was forfeited subsequent to the fiscal year end and cash compensation reduced pro-rata.

The following RSUs granted to directors during the fiscal year ended August 31, 2009 vested during fiscal year ended August 31, 2010 and 93,189 shares were issued on May 27, 2010:

Name	Date of Grant	No. of Shares(1)	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	May 27, 2009	15,381	$20,000	1 year	May 27, 2010
Anton Esterhuizen	May 27, 2009	16,569	$12,000	1 year	May 27, 2010
William Harvey	May 27, 2009	16,412	$12,604	1 year	May 27, 2010
Joseph Kahama	May 27, 2009	17,903	N/A	1 year	May 27, 2010
Marek Kreczmer(2)	May 27, 2009	13,795	$26,090	1 year	May 27, 2010
Ulrich Rath	May 27, 2009	13,129	28,208	1 year	May 27, 2010

(1)

Valued at $3.84 per RSU.

(2)

Marek Kreczmer resigned effective November 9, 2010.

The following RSUs granted to directors during the fiscal year ended August 31, 2008 vested during fiscal year ended August 31, 2010 and 12,410 shares were issued on January 15, 2010:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Joseph Kahama	12,410	May 20, 2008	Vested	January 15, 2010

The following RSUs granted to directors during the fiscal year ended August 31, 2007 vested during fiscal year ended August 31, 2010.  5,600 shares were issued on January 15, 2010 and 11,201 shares were issued on April 26, 2010:

Name	No. of Shares(1)	Date of Grant	Vesting Period	Expiration Date
Joseph Kahama	5,600	April 26, 2007	Vested	January 15, 2010
Rosalind Morrow	11,201	April 26, 2007	Vested	April 26, 2010

(1)  Valued at $5.58per RSU.

Outstanding RSUs

RSUs granted to directors and executive officers during fiscal year 2010 are outstanding as of August 31, 2010.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an ESOP.  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives.  During fiscal 2010, 13 participants, including participating directors, together with Company contributions, have purchased 35,478 common shares under the ESOP.  The average monthly participant contributions are $7,055 and the Company’s matching monthly contribution is $6,121 per month.  Included in the above contributions are the following director and executive officer annual contributions:

Name	Director/Officer Contribution ($)	Company Contribution ($)	Number of Common Shares Purchased
Marek Kreczmer(1)	10,000	10,000	4,643
Regina Kuo-Lee	4,500	4,500	2,091
Rosalind Morrow	10,000	10,000	3,591
Riaan Van der Westhuizen	12,172	9,129	5,000
Peter Zizhou	20,353	12,721	7,644

(1)   Marek Kreczmer resigned effective November 9, 2010.

Pension Plan Benefits

The Company has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of the end of the Company’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding RSUs	Weighted average exercise price of outstanding RSUs	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	332,446	$4.619	187,221
Total	332,446	$4.619	187,221

Termination and Change of Control Benefits

There are currently no contracts for outside management services.  There are three (3) employment contracts with certain NEOs, including Mr. Kahama, Mr. Van der Westhuizen and Mr. Zizhou, whereby they will be entitled to receive an amount by way of severance payment equal to one month's salary per full year of service in the event of termination without cause.  The employment contracts do not provide for change of control benefits.  If a termination without cause was to have occurred on August 31, 2010, the Company would have been required to pay a severance payment in the aggregate amount of $146,750 in the case of each of Mr. Kahama, Mr. Van der Westhuizen and Mr. Zizhou.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who are also NEOs, for the Company’s most recently completed financial year:

NAME	FEES EARNED ($)	RSUS GRANTED(1) (#)	CASH COMPENSATION ELECTION ($)	ALL OTHER COMPENSATION (US$)	TOTAL ($)
Norman Betts	84,333	17,981	Nil	Nil	84,333
Anton Esterhuizen	80,666	17,200	Nil	100,800(3)	181,466
William Harvey	80,666	17,200	Nil	Nil	80,666
Marek Kreczmer(2)	79,062	11,295	26,090	48,000(3)	127,062
Rosalind Morrow	73,333	15,636	Nil	Nil	73,333
Ulrich Rath	80,666	17,200	Nil	48,000(3)	128,666

(1) Valued at $4.69 per RSU (the closing price of the Company’s shares on the date of grant of the RSUs).

(2)  Marek Kreczmer resigned as Director effective November 9, 2010 and accordingly his entitlement to 11,295 RSUs was forfeited   subsequent to the fiscal year end and cash compensation reduced pro-rata.

(3)  Additional compensation to certain members of the Technical Committee for providing expert technical advice to the Company.

Directors who are also members of management do not receive any additional cash compensation for serving on the Board.  All directors are granted RSUs as compensation for serving on the Company’s Board.   Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2010” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs, in accordance with the terms of the RSU Plan, and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.  In 2010 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Under the RSU Plan, outside directors were granted 96,512 RSUs during the fiscal year ended August 31, 2010.

At the election of each outside director, directors’ fees of $75,298 were paid to outside directors during the fiscal year ended August 31, 2010.  No fees or RSUs were granted to the CEO for board services rendered during fiscal years ended August 31, 2010 and 2009.

Certain members of the Company’s Technical Committee receive a monthly retainer in consideration of providing expert technical advice:

Name	Period	Monthly Retainer (US$)	Total paid to August 31, 2010 (US$)
Anton Esterhuizen	September 2009 – August 2010	$8,400	$100,800
Marek Kreczmer(1)	September 2009 – August 2010	$4,000	$48,000
Ulrich Rath	September 2009 – August 2010	$4,000	$48,000

(1)   Marek Kreczmer resigned effective November 9, 2010.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the S&P/TSX Composite Index compiled by the TSX for the five most recently completed financial years.  The S&P/TSX Composite Index is a total return index.

	08/31/2005	08/31/2006	08/31/2007	08/31/2008	08/31/2009	08/31/2010
Tanzanian Royalty Exploration Corp.	$100.00	$392.54	$251.74	$218.41	$173.13	$293.03
S&P/TSX Composite Index	$100.00	$113.17	$128.04	$129.08	$101.87	$111.67

During the period commencing September 1, 2005 and ending August 31, 2010, the Corporation’s cumulative shareholder return outperformed the S&P/TSX Composite Index during the same period.  The NEOs compensation during the period reported in this Form 51-102F6 was not based on the Corporation’s cumulative shareholder return during the same periods and accordingly, bears no direct relationship to the trend shown in the above graph.  As described above under the “Compensation Discussion and Analysis”, the Company’s executive compensation program consists of a combination of cash and share based compensation.  When determining compensation, the Audit and Compensation Committee considers a number of factors, one of which is corporate performance.  As a result there is no direct correlation between the trend shown in the performance graph and the trend in compensation to NEOs reported over the same period.